Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Revenues and Other Income
Gross revenues (note 3)	13 565	13 905	39 644	41 224
Less: royalties	(1 013)	(1 017)	(2 778)	(3 066)
Other income (note 4)	115	174	148	473
	12 667	13 062	37 014	38 631
Expenses
Purchases of crude oil and products	4 471	4 799	13 872	14 319
Operating, selling and general	3 270	3 055	9 730	9 648
Transportation and distribution	513	484	1 450	1 332
Depreciation, depletion, amortization and impairment	1 731	1 791	5 103	5 103
Exploration	6	8	132	82
Gain on disposal of assets	(17)	(11)	(17)	(13)
Financing expenses (note 6)	476	242	803	1 063
	10 450	10 368	31 073	31 534
Earnings before Income Taxes	2 217	2 694	5 941	7 097

Income Tax Expense (Recovery)
Current	412	621	1 472	2 051
Deferred	186	53	27	(152)
	598	674	1 499	1 899
Net Earnings	1 619	2 020	4 442	5 198

Other Comprehensive Income (Loss)
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	33	(52)	(147)	(57)
Items That Will Not be Reclassified to Earnings:
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 11)	304	(10)	548	480
Other Comprehensive Income (Loss)	337	(62)	401	423

Total Comprehensive Income	1 956	1 958	4 843	5 621

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	1.34	1.59	3.63	4.06
Cash dividends	0.57	0.55	1.71	1.65

See accompanying notes to the condensed interim consolidated financial statements.

40 2025 Third Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	September 30	December 31
($ millions)	2025	2024
Assets
Current assets
Cash and cash equivalents	2 944	3 484
Accounts receivable	5 180	5 245
Inventories	5 137	5 041
Income taxes receivable	671	518
Total current assets	13 932	14 288
Property, plant and equipment, net	68 061	68 512
Exploration and evaluation	1 742	1 742
Other assets (note 11)	2 132	1 559
Goodwill and other intangible assets	3 468	3 503
Deferred income taxes	138	180
Total assets	89 473	89 784

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	1 480	997
Current portion of long-term lease liabilities	556	599
Accounts payable and accrued liabilities	7 345	8 161
Current portion of provisions	871	958
Income taxes payable	85	32
Total current liabilities	10 337	10 747
Long-term debt	8 611	9 348
Long-term lease liabilities	3 805	3 745
Other long-term liabilities	1 513	1 502
Provisions (note 10)	11 901	11 931
Deferred income taxes	8 143	7 997
Equity	45 163	44 514
Total liabilities and shareholders’ equity	89 473	89 784

See accompanying notes to the condensed interim consolidated financial statements.

2025 Third Quarter Suncor Energy Inc. 41

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Operating Activities
Net Earnings	1 619	2 020	4 442	5 198
Adjustments for:
Depreciation, depletion, amortization and impairment	1 731	1 791	5 103	5 103
Deferred income tax expense (recovery)	186	53	27	(152)
Accretion (note 6)	145	150	432	444
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	186	(123)	(289)	200
Change in fair value of financial instruments and trading inventory	(90)	(107)	40	(63)
Gain on disposal of assets	(17)	(11)	(17)	(13)
Loss on extinguishment of long-term debt (note 6)	—	26	—	26
Share-based compensation	181	65	(116)	(211)
Settlement of decommissioning and restoration liabilities	(147)	(114)	(353)	(349)
Other	37	37	296	170
(Increase) decrease in non-cash working capital	(46)	474	(705)	524
Cash flow provided by operating activities	3 785	4 261	8 860	10 877
Investing Activities
Capital and exploration expenditures	(1 484)	(1 555)	(4 337)	(4 913)
Proceeds from disposal of assets	18	13	18	36
Other investments	(8)	(22)	(15)	(25)
(Increase) decrease in non-cash working capital	(137)	(107)	(202)	108
Cash flow used in investing activities	(1 611)	(1 671)	(4 536)	(4 794)
Financing Activities
Net decrease in short-term debt	—	(36)	—	(503)
Repayment of long-term debt	—	(321)	—	(321)
Lease liability payments	(163)	(123)	(518)	(328)
Issuance of common shares under share option plans	65	37	152	344
Repurchase of common shares(1) (note 8)	(750)	(790)	(2 298)	(1 908)
Distributions relating to non-controlling interest	(4)	(4)	(12)	(12)
Dividends paid on common shares	(688)	(690)	(2 090)	(2 090)
Cash flow used in financing activities	(1 540)	(1 927)	(4 766)	(4 818)
Increase (Decrease) in Cash and Cash Equivalents	634	663	(442)	1 265
Effect of foreign exchange on cash and cash equivalents	41	(32)	(98)	11
Cash and cash equivalents at beginning of period	2 269	2 374	3 484	1 729
Cash and Cash Equivalents at End of Period	2 944	3 005	2 944	3 005
Supplementary Cash Flow Information
Interest paid	158	133	599	585
Income taxes paid	439	538	1 436	1 522

(1)	Includes $48 million of taxes paid on 2024 share repurchases for the nine months ended September 30, 2025.

See accompanying notes to the condensed interim consolidated financial statements.

42 2025 Third Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	5 198	5 198	—
Foreign currency translation adjustment	—	—	(57)	—	(57)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $151	—	—	—	480	480	—
Total comprehensive income	—	—	(57)	5 678	5 621	—
Issued under share option plans	386	(52)	—	—	334	8 488
Repurchase of common shares for cancellation(1) (note 8)	(628)	—	—	(1 309)	(1 937)	(37 043)
Change in liability for share repurchase commitment	(37)	—	—	(98)	(135)	—
Share-based compensation	—	10	—	—	10	—
Dividends paid on common shares	—	—	—	(2 090)	(2 090)	—
At September 30, 2024	21 382	527	991	22 182	45 082	1 261 545
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	4 442	4 442	—
Foreign currency translation adjustment	—	—	(147)	—	(147)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $172 (note 11)	—	—	—	548	548	—
Total comprehensive income	—	—	(147)	4 990	4 843	—
Issued under share option plans	178	(26)	—	—	152	3 775
Repurchase of common shares for cancellation(1) (note 8)	(720)	—	—	(1 571)	(2 291)	(42 193)
Change in liability for share repurchase commitment (note 8)	19	—	—	6	25	—
Share-based compensation (note 5)	—	10	—	—	10	—
Dividends paid on common shares	—	—	—	(2 090)	(2 090)	—
At September 30, 2025	20 598	504	1 054	23 007	45 163	1 205 914

(1)	Includes $41 million of taxes on share repurchases for the nine months ended September 30, 2025 (September 30, 2024 – $29 million).

See accompanying notes to the condensed interim consolidated financial statements.

2025 Third Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”) and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2024.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2024.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2024.

In March 2025, the government of the United States of America announced tariffs on certain goods and products. Several countries (including Canada) responded with an escalation in tariffs and/or retaliatory tariffs. This has resulted in economic uncertainty in the global markets, disruption of supply chains, international competitiveness and fluctuations in commodity pricing. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

44 2025 Third Quarter Suncor Energy Inc.

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended September 30	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	4 822	5 083	665	718	8 077	8 104	1	—	13 565	13 905
Intersegment revenues	2 228	2 162	—	—	8	20	(2 236)	(2 182)	—	—
Less: Royalties	(880)	(923)	(133)	(94)	—	—	—	—	(1 013)	(1 017)
Operating revenues, net of royalties	6 170	6 322	532	624	8 085	8 124	(2 235)	(2 182)	12 552	12 888
Other income (loss)	106	15	(31)	14	25	80	15	65	115	174
	6 276	6 337	501	638	8 110	8 204	(2 220)	(2 117)	12 667	13 062
Expenses
Purchases of crude oil and products	518	486	—	—	6 208	6 685	(2 255)	(2 372)	4 471	4 799
Operating, selling and general	2 329	2 223	149	139	602	592	190	101	3 270	3 055
Transportation and distribution	353	291	32	14	138	189	(10)	(10)	513	484
Depreciation, depletion, amortization and impairment	1 261	1 324	161	191	275	247	34	29	1 731	1 791
Exploration	6	7	—	1	—	—	—	—	6	8
(Gain) loss on disposal of assets	—	(9)	—	—	(16)	(3)	(1)	1	(17)	(11)
Financing expenses	171	196	17	21	25	15	263	10	476	242
	4 638	4 518	359	366	7 232	7 725	(1 779)	(2 241)	10 450	10 368
Earnings (Loss) before Income Taxes	1 638	1 819	142	272	878	479	(441)	124	2 217	2 694
Income Tax Expense
Current	—	—	—	—	—	—	—	—	412	621
Deferred	—	—	—	—	—	—	—	—	186	53
	—	—	—	—	—	—	—	—	598	674
Net Earnings	—	—	—	—	—	—	—	—	1 619	2 020
Capital and Exploration Expenditures	998	967	182	281	290	295	14	12	1 484	1 555

2025 Third Quarter Suncor Energy Inc. 45

Notes to the Consolidated Financial Statements

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	14 618	15 340	2 059	2 156	22 966	23 729	1	(1)	39 644	41 224
Intersegment revenues	6 013	6 259	—	—	57	65	(6 070)	(6 324)	—	—
Less: Royalties	(2 291)	(2 706)	(487)	(360)	—	—	—	—	(2 778)	(3 066)
Operating revenues, net of royalties	18 340	18 893	1 572	1 796	23 023	23 794	(6 069)	(6 325)	36 866	38 158
Other income (loss)	146	142	(17)	15	31	197	(12)	119	148	473
	18 486	19 035	1 555	1 811	23 054	23 991	(6 081)	(6 206)	37 014	38 631
Expenses
Purchases of crude oil and products	1 940	1 811	—	—	18 099	18 792	(6 167)	(6 284)	13 872	14 319
Operating, selling and general	7 077	6 983	394	400	1 789	1 813	470	452	9 730	9 648
Transportation and distribution	984	875	90	63	404	424	(28)	(30)	1 450	1 332
Depreciation, depletion, amortization and impairment	3 708	3 744	499	545	792	727	104	87	5 103	5 103
Exploration	77	77	55	5	—	—	—	—	132	82
(Gain) loss on disposal of assets	—	(9)	—	—	(16)	(3)	(1)	(1)	(17)	(13)
Financing expenses	543	572	52	56	59	52	149	383	803	1 063
	14 329	14 053	1 090	1 069	21 127	21 805	(5 473)	(5 393)	31 073	31 534
Earnings (Loss) before Income Taxes	4 157	4 982	465	742	1 927	2 186	(608)	(813)	5 941	7 097
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	1 472	2 051
Deferred	—	—	—	—	—	—	—	—	27	(152)
	—	—	—	—	—	—	—	—	1 499	1 899
Net Earnings	—	—	—	—	—	—	—	—	4 442	5 198
Capital and Exploration Expenditures	2 856	3 399	620	652	832	838	29	24	4 337	4 913

46 2025 Third Quarter Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended September 30	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	4 704	—	4 704	4 883	—	4 883
Bitumen	2 346	—	2 346	2 362	—	2 362
	7 050	—	7 050	7 245	—	7 245
Exploration and Production
Crude oil and natural gas liquids	588	77	665	718	—	718
	588	77	665	718	—	718
Refining and Marketing
Gasoline	3 452	—	3 452	3 645	—	3 645
Distillate	3 911	—	3 911	3 726	—	3 726
Other	722	—	722	753	—	753
	8 085	—	8 085	8 124	—	8 124
Corporate and Eliminations
	(2 235)	—	(2 235)	(2 182)	—	(2 182)
Total Revenue from Contracts with Customers	13 488	77	13 565	13 905	—	13 905

Nine months ended September 30	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	13 282	—	13 282	14 357	—	14 357
Bitumen	7 349	—	7 349	7 242	—	7 242
	20 631	—	20 631	21 599	—	21 599
Exploration and Production
Crude oil and natural gas liquids	1 603	456	2 059	1 764	392	2 156
	1 603	456	2 059	1 764	392	2 156
Refining and Marketing
Gasoline	9 986	—	9 986	10 154	—	10 154
Distillate	11 098	—	11 098	11 500	—	11 500
Other	1 939	—	1 939	2 140	—	2 140
	23 023	—	23 023	23 794	—	23 794
Corporate and Eliminations
	(6 069)	—	(6 069)	(6 325)	—	(6 325)
Total Revenue from Contracts with Customers	39 188	456	39 644	40 832	392	41 224

2025 Third Quarter Suncor Energy Inc. 47

Notes to the Consolidated Financial Statements

4. Other Income

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Energy trading and risk management	12	68	39	207
Investment and interest income (1)	71	111	65	218
Insurance proceeds and other	32	(5)	44	48
	115	174	148	473

(1)	The nine months ended September 30, 2025, includes a $95 million write-down of an equity investment, within the Corporate segment and a $41 million write-down of an equity investment, within the Refining and Marketing segment.

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Equity-settled plans	3	3	10	10
Cash-settled plans	180	73	338	353
	183	76	348	363

48 2025 Third Quarter Suncor Energy Inc.

6. Financing Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Interest on debt	163	151	462	516
Interest on lease liabilities	66	64	204	189
Capitalized interest	(45)	(88)	(162)	(245)
Interest expense	184	127	504	460
Interest on partnership liability	11	12	34	36
Interest on pension and other post-retirement benefits	(1)	6	(2)	17
Accretion	145	150	432	444
Foreign exchange loss (gain) on U.S. dollar denominated debt and leases	186	(123)	(289)	200
Operational foreign exchange and other	(49)	44	124	(120)
Loss on extinguishment of long-term debt	—	26	—	26
	476	242	803	1 063

In the third quarter of 2024, the company completed two partial redemptions, for US$196.0 million of its outstanding US$1.15 billion 6.50% notes due 2038, and for US$18.9 million of its outstanding US$900.0 million 6.80% notes due 2038, resulting in a debt extinguishment loss of $26 million ($23 million after tax).

7. Earnings Per Common Share

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Net earnings	1 619	2 020	4 442	5 198

(millions of common shares)
Weighted average number of common shares	1 211	1 269	1 225	1 280
Dilutive securities:
Effect of share options	1	2	1	2
Weighted average number of diluted common shares	1 212	1 271	1 226	1 282

(dollars per common share)
Basic and diluted earnings per share	1.34	1.59	3.63	4.06

8. Normal Course Issuer Bid

Share Repurchase Programs

			Maximum	Maximum	Number of
	Commencement		Shares for	Shares for	Shares
(thousands of common shares)	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2023 Normal Course Issuer Bid	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 Normal Course Issuer Bid	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 Normal Course Issuer Bid	March 3, 2025	March 2, 2026	123 800	10	33 243

2025 Third Quarter Suncor Energy Inc. 49

Notes to the Consolidated Financial Statements

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2025	2024	2025	2024
Share repurchase activities (thousands of common shares)
Shares repurchased	13 600	15 044	42 193	37 043
Amounts charged to:
Share capital	232	255	720	628
Retained earnings	518	535	1 530	1 280
Share repurchase cost before tax	750	790	2 250	1 908
Retained earnings - share buyback tax payable	13	14	41	29
Share repurchase cost	763	804	2 291	1 937

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases under its normal course issuer bid that may take place during its internal blackout periods:

	September 30	December 31
($ millions)	2025	2024
Amounts charged to:
Share capital	85	104
Retained earnings	203	209
Liability for share purchase commitment	288	313

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total
Fair value outstanding at December 31, 2024	82
Changes in fair value recognized in earnings during the period	83
Contracts realized during the period - (gain)	(111)
Fair value outstanding at September 30, 2025	54

50 2025 Third Quarter Suncor Energy Inc.

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2025, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2025:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	113	49	—	162
Accounts payable	(75)	(33)	—	(108)
	38	16	—	54

During the third quarter of 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At September 30, 2025, the carrying value of fixed-term debt accounted for under amortized cost was $10.1 billion (December 31, 2024 – $10.3 billion) and the fair value was $10.0 billion (December 31, 2024 – $10.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. Provisions

Suncor’s decommissioning and restoration provision decreased by $66 million for the nine months ended September 30, 2025. The decrease was primarily due to an increase in the credit-adjusted risk-free rate to 4.90% (December 31, 2024 – 4.80%).

11. Pensions and Other Post-Retirement Benefits

For the nine months ended September 30, 2025, the actuarial gain on employee retirement benefit plans was $548 million (net of taxes of $172 million), due to asset performance and an increase in the discount rate to 4.80% (December 31, 2024 – 4.60%).

2025 Third Quarter Suncor Energy Inc. 51